Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, California 90067-3206

March 17, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:                                         Ms. Suzanne Hayes

Re:                             Ares Management, L.P.
Draft Registration Statement on Form S-1

Confidentially submitted on January 10, 2014

CIK No. 0001176948

Dear Ms. Hayes:

On behalf of Ares Management, L.P. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 6, 2014 relating to the above-referenced draft registration statement (the “Registration Statement”) of the Company filed with the Commission on Form S-1 on January 10, 2014.

The Company is concurrently submitting confidentially via EDGAR a revised Draft Registration Statement on Form S-1 (the “Revised Draft Registration Statement”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing blacklined copies, complete with exhibits, of the Revised Draft Registration Statement, marked to show changes from the Registration Statement.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of the Revised Draft Registration Statement.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response to Comment 1:

The Company acknowledges the Staff’s comment and advises the Staff that at this time it has not presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. The Company also advises the Staff that at this time no broker or dealer that is participating or will participate in the offering has published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act. If the Company presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act or any broker or dealer that is participating or will participate in the offering publishes or distributes any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act, the Company will supplementally provide the Staff with copies of all such written communications or research reports.

2.                                      Please provide us with a copy of all graphic materials or artwork you intend to include in our prospectus.  We may have comments, which you should address before printing your preliminary prospectus for distribution.

Response to Comment 2:

The Company advises the Staff that the artwork the Company intends to use in the prospectus has been included in the Revised Draft Registration Statement. In the event that the Company elects to provide additional artwork, the Company undertakes to provide the Staff with copies of all of its artwork prior to circulating preliminary prospectuses. The Company acknowledges that the Staff must have sufficient time to comment on the graphic materials or artwork and undertakes to provide the artwork in a timely manner.

3.                                      The Division of Investment Management is currently reviewing your draft registration statement.  Upon the completion of their review, we may have additional comments.

Response to Comment 3:

The Company acknowledges the Staff’s comment.

4.                                      We note your comparative statements about your position in the industry.  For example:

•                  “Ares is a leading global alternative asset manager...;”

•                  “We are one of the top ten bank loan institutional managers...;”

•                  “We believe each of our four distinct but complementary investment groups is a market leader…;”

•                  “We are one of the most consistent private equity managers in the United States...;”

•                  “Our tradable Credit Group is a leading participant in the tradable, non-investment grade corporate credit markets...;” and

•                  “Our Direct Lending Group is one of the largest self-originating direct lenders to the U.S. and European markets ...”

Please provide the bases for these statements and similar statements regarding your competitive position or advantages over your competitors.

Response to Comment 4:

Under separate cover, the Company is providing highlighted copies of reports and other supplemental materials that provide the basis for the statements cited above and other similar statements throughout the Revised Draft Registration Statement.  In response to the Staff’s comments, the Company has revised its disclosure on (a) pages 1 and 190 of the Revised Draft Registration Statement to clarify the basis of the Company’s assertions, (b) page 2 of the Revised Draft Registration Statement to more accurately reflect the size of the Tradable Credit Group’s research team, (c) page 5 to delete “most consistently performing,” (d) page 3 to delete “one of the largest investment funds” and (e) pages 113, 191 to clarify the Direct Lending Group’s market position in the European middle market.

Cover Page

5.                                      Please identify the lead or managing underwriters and indicate the nature of the underwriting arrangements.

Response to Comment 5:

In response to the Staff’s comment, the Company has identified the managing underwriters for the proposed offering and has revised the disclosure on the cover page and page 284 of the Revised Draft Registration Statement.  The Company has also revised page 284 of the Revised Draft Registration Statement to indicate the nature of the underwriting arrangements.

Table of Contents

6.                                      We note your statement that the offering and sale of your securities in certain jurisdictions may be restricted by law.  Please expand this discussion to identify the jurisdictions and the restrictions that potential investors need to be aware of.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised its disclosure on page iv of the Revised Draft Registration Statement to delete the statement with respect to the offering and sale of securities in certain jurisdictions may be restricted by law. The Company has revised its disclosure on pages 287-289 of the Revised Draft Registration Statement, to provide selling restrictions in certain jurisdictions.

Prospectus Summary

Ares, page 1

7.                                      We note your statement that assets under management and total management fees have achieved annual growth rates of 31% and 33%, respectively.  If you experienced any years in which the assets under management and/or total management fees decreased, please expand your disclosures to clarify that you experienced losses in some years and quantify these decreases.

Response to Comment 7:

The Company advises the Staff that the Company has not experienced any years in which the assets under management and/or total management fees decreased.

Combined Segment Data, page 4

8.                                      We note your presentation of segment revenues, performance related earnings, ENI and distributable earnings.  Please balance these disclosures with your most directly related financial measures calculated in accordance with GAAP.  Refer to Item 10(e)(1)(i) of Regulation S-K.  Also, if you intend to include four years of combined segment data in your next amendment, revise your registration statement elsewhere (e.g. summary historical financial and other data on page 23, and selected financial data on page 103, etc.) to include four years of financial information for consistent presentation.

Response to Comment 8:

In response to the Staff’s comment, the Company has revised its disclosure on pages 4-5 of the Revised Draft Registration Statement to include a presentation of income before taxes and net income attributable to AHI, AI, and consolidated subsidiaries, which are measures calculated in accordance with GAAP that are most directly comparable to fee related earnings, performance related earnings, ENI and distributable earnings.  In addition, the Company advises the Staff that it has revised its disclosure throughout the Revised Draft Registration Statement to present three years of financial information, which includes the deletion of the financial information for the years ended December 31, 2009 and 2010 and the addition of the financial information for December 31, 2013.

Stable Earnings Model, page 5

9.                                      Your disclosure relating to your stable earnings model implies that other alternative asset managers do not manage significant portions of long term capital; do not generate a significant portion of the revenue from management fees; do not have a diverse capital base and do not have a majority of their performance fees linked to credit investment strategies.  Please provide the basis for your belief that other alternative asset managers’ strategies do not include these elements.  Similarly provide the basis for your statement that a significant portion of your professional compensation is in the form of performance fees, relative to your peers.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 195 of the Revised Draft Registration Statement to remove the implication that other alternative asset managers’ strategies do not include these elements and on page 116 of the Revised Draft Registration Statement to clarify the basis for certain elements of its stable earnings model. In addition, the Company has revised its disclosure on pages 7 and 199 of the Revised Draft Registration Statement to delete “relative to our peers” from the statement that a significant portion of the Company’s professional compensation is in the form of performance fees.

Risk Factors, page 37

Our internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act..., page 63

10.                               Please expand your disclosure to describe how your internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404.

Response to Comment 10:

In response to the Staff’s comment, the Company has revised its disclosure on page 66 of the Revised Draft Registration Statement to clarify the Company’s Section 404 preparedness.

Market and Industry Data and Forecasts, page 79

11.                               Statements that you have not verified information obtained through independent sources appear to disclaim responsibility for information included in your registration statement.  Please delete these statements.

Response to Comment 11:

In response to the Staff’s comment, the Company has revised its disclosure on page 82 of the Revised Draft Registration Statement to delete these statements.

Use of Proceeds, page 87

12.                               Please quantify the expected amount of the cash distribution to your existing owners.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised its disclosure on pages 84, 93, 94, 97, 102, 116 and 226 of the Revised Draft Registration Statement to quantify the expected amount of the cash distribution to its existing owners.

Capitalization, page 91

13.                               Please expand your table to present your reorganization, offering adjustments, and any other material transactions, in separate columns.

Response to Comment 13:

In response to the Staff’s comment, the Company has revised its disclosure on page 94 of the Revised Draft Registration Statement to include a reference to the section “Unaudited Pro Forma Financial Information” in the Revised Draft Registration Statement that presents the reorganization and other adjustments, offering adjustments and adjustments for non-controlling interests in separate columns.

Unaudited Pro Forma Consolidated Financial Data, page 94

14.                               We note your disclosure on page 95 that your unaudited pro forma consolidated financial data does not reflect the impact of the tax receivable agreement (TRA) you have entered into with TRA Recipients.  Please tell us what consideration you gave to conclude that no pro forma adjustment of this transaction is necessary.  If certain information necessary to calculate the financial statement impact of the TRA is currently not determinable, disclose how you intend to account for the terms of the TRA once the holders of Ares Operating Group Units exchange their Ares Operating Group Units for Ares Management, L.P. common units.

Response to Comment 14:

The Company advises the Staff that it believes no pro forma adjustments are required because the offering will not result in any immediate exchanges that result in payments due under the Tax Receivable Agreement (the “TRA”). When exchanges occur in the future, the Company will, pursuant to the TRA, record deferred tax assets for the expected income tax benefits associated with the step up in tax basis, but only to the extent that it believes such deferred tax assets will be realized.  The Company would then record the contractual liability for any such payments due to the TRA participants based on the realizable tax benefits.

15.                               Please revise your pro forma statement of financial condition (page 96) and statements of operations (pages 98 and 99) to disaggregate your reorganization and offering adjustments and present such information in separate columns.

Response to Comment 15:

In response to the Staff’s comment, the Company has revised its pro forma statement of financial condition and statements of operations on pages 100-101 and 104, respectively, of the Revised Draft Registration Statement to present its reorganization and other adjustments, offering adjustments and adjustments for non-controlling interests in separate columns.

Notes to Unaudited Condensed Combined and Consolidated Pro Forma Statement of Financial Condition, page 97

Note (b), page 97

16.                              We note your adjustment to reclassify from redeemable interests in AHI and consolidated subsidiaries and from controlling interests in equity of AHI and consolidated subsidiaries to non-controlling interest in Ares Operating Group related to the Ares Operating Group

Units to be held directly by APMC and certain limited partners following the Reorganization.  Please expand your note to disclose how the pro forma balance of non-controlling interest was derived.

Response to Comment 16:

The Company has revised its disclosure in note (g) on page 103 of the Revised Draft Registration Statement in response to the Staff’s comment.

Note (e), page 97

17.                               We note your intention to make a distribution to your existing owners at the time of the reorganization and offering.  We also note from page 81 that a portion of this cash distribution will be related to your previously undistributed earnings.  Please expand your disclosure to discuss how this amount of distribution will be determined and whether it will be made from available cash-on-hand or from offering proceeds.  Tell us what consideration you gave to SAB Topic 1:B.3 in regards to providing pro forma per share data regarding these distributions.

Response to Comment 17:

The Company advises the Staff that, as disclosed on pages 84, 93, 94, 116 and 226 of the Revised Draft Registration Statement, the cash distribution to existing owners will be made prior to the offering.  As such, pro forma per share data regarding the distribution pursuant to SAB Topic 1:B:3 is not necessary.  The Company has revised its disclosure on pages 97 and 102 of the Revised Draft Registration Statement to clarify that the cash distribution is being made prior to the offering. In addition, the Company directs the Staff to the Company’s response to Comments 12 and 20 and advises the Staff that it has revised the disclosure on page 84, 93, 94, 102 and 116 of the Revised Draft Registration Statement to discuss that a portion of the distribution will relate to the Company’s previously undistributed earnings and that the distribution will be made from available liquidity.

Notes to Unaudited Condensed Combined and Consolidated Pro Forma Statements of Operations, page 100

18.                               We note from your disclosure on page 114 that all payments made to your senior partners were accounted for as distributions on the equity held by such partners rather than as employee compensation.  Please address the need to provide a pro forma adjustment to reflect the changes in accounting for payments to senior partners as compensation expense.

Response to Comment 18:

The Company advises the Staff that, following the offering, all payments made to its senior partners will continue to be accounted for as distributions on the equity held by such senior partners rather than as employee compensation.  As such, a pro forma adjustment to reflect the changes in accounting for payments to senior partners as compensation expense is not necessary. The Company has revised its disclosure on page 125 of the Revised Draft Registration

Statement to clarify that, following the offering, it will continue to account for all such amounts to senior partners as distributions in respect of their equity ownership interests rather than as compensation, consistent with historical practice.

19.                               As a related matter, please address the need to provide a pro forma adjustment to reflect compensation expense for any distribution of previously undistributed earnings to your employee-partners.

Response to Comment 19:

The Company directs the Staff to the Company’s response to Comment 18, on the basis of which a pro forma adjustment to reflect compensation expense for any distribution of previously undistributed earnings to its senior partners is not necessary.

20.                               We note your intention to use a portion of the proceeds from this offering to repay your outstanding indebtedness under the Credit Facility and your pro forma balance sheet adjustment for this redemption.  Please address the need to provide a pro forma adjustment to reflect the decrease in interest expense associated with repayment of the amount outstanding under the Credit Facility and any expenses relating to debt extinguishment and/or other debt financing expenses.

Response to Comment 20:

In response to the Staff’s comment, the Company has revised its disclosure on pages 104 and 106 of the Revised Draft Registration Statement to provide a pro forma adjustment to reflect the decrease in interest expense associated with partial repayment of the Credit Facility. The Company advises the Staff that because the Credit Facility is a revolving facility there will not be any debt extinguishment or redemptions and therefore the Company will not incur any expenses related thereto.  As such, no adjustment reflecting any expenses relating to debt extinguishment and/or other debt financing expenses is necessary.

Reorganization and Offering Adjustments, page 100

Note (g), page 100

21.                               We note adjustment (1) as it relates to compensation expense to be recognized as a result of the accelerated vesting for the unvested portion of certain existing interested held by APMC at the time of recapitalization into Ares Operating group Units.  It is not clear how you determined this adjustment is consistent with Article 11 of Regulation S-X considering this nonrecurring charge is not expected to have a continuing impact on your statement of operations.  Please revise here and within your unaudited condensed combined and consolidated pro forma statements of operations to remove such adjustment.

Response to Comment 21:

The Company has revised its disclosure on page 105 of the Revised Draft Registration Statement to remove such adjustment from the pro forma statements of operations and on pages

101 and 102 of the Revised Draft Registration Statement to reflect the impact of such accelerated vesting on retained earnings in the pro forma statement of financial condition. The existing awards will be subjected to accelerated vesting at 100% at the time of recapitalization. As such, there is no continuing impact on the statements of operations and this item should not have been included as an adjustment to the pro forma statements of operations.

Note (j), page 101

22.                               We note from your disclosure on page F-82 that in July 2013, AI and AH, each issued non-voting, mandatorily convertible preferred Class D units to Alleghany Insurance Holdings LLC in exchange for $250 million and that these units are mandatorily convertible into common equity upon the completion of a qualified IPO.  Please tell us how you considered this transaction in your calculation of pro forma net income per common unit.

Response to Comment 22:

The Company advises the Staff that, in connection with the Unitization, the mandatorily convertible preferred class D units will be recapitalized into Ares Operating Group Units and will cease to exist. Ares Operating Group Units will not have any vesting conditions and will be exchangeable for the Company’s common units after the initial lock up period. Such passage of time is not considered a contingency.  As such, the Company has included the common units attributable to the unitization of the mandatorily convertible preferred class D units to Ares Operating Group Units, assuming the exchange of such Ares Operating Group Units has occurred, in both the basic and diluted net income per common unit calculations. The numerator for both the basic and diluted net income per common unit will include pro forma net income attributable to Ares Management, L.P. and pro forma net income attributable to non-controlling interests.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 106

Fee Earning Assets Under Management, page 112

23.                               Please revise to provide a roll forward of fee earning assets under management (AUM).  Separately present and discuss each significant component, including (but not limited to) the following:

•                  Changes due to market appreciation/(depreciation);

•                  Changes due to redemptions;

•                  Changes in capital commitments; and

•                  Changes in the collateral balances in CLOs.

Response to Comment 23:

In response to the Staff’s comment, the Company has revised its disclosure on page 121 of the Revised Draft Registration Statement to present the period-to-period roll forward of fee earning AUM and a break-out of fee earning AUM by its respective components at each period on a consolidated segment basis, and on pages 143-144, 145, 151-153, 159, 160 and 165-166 of the Revised Draft Registration Statement to present the period-to-period roll forward of fee earning AUM and break-out of fee earning AUM by its respective components at each period for each segment, and a discussion of each significant component.

24.                               Please provide a reasonably detailed discussion of your roll forward of fee-earning AUM to help readers understand the impact that such performance/activity had on your results of operations and cash flows.  Your discussion should include a comprehensive analysis of each of the significant components in your roll forward for each period presented on a consolidated basis as well as by segment, including market appreciation/(depreciation).  Please ensure your discussion addresses material contributions or capital commitments, distributions, redemptions and market appreciation/(depreciation), including the identification and quantification of the material underlying sources that drove those activities.

Response to Comment 24:

The Company directs the Staff to the Company’s response to Comment 24 and advises the Staff that in the revised disclosure referenced in such response it has provided a discussion of its roll forward of fee earning AUM in response to the Staff’s comment.

25.                               Please disclose the average AUM balance during each period presented.

Response to Comment 25:

The Company has revised its disclosure on page 119, 142, 150, 158 and 164 of the Revised Draft Registration Statement in response to the Staff’s comment.

Overview of Combined and Consolidated Results of Operations, page 113

Revenues, page 113

26.                               To the extent materially different, describe and quantify the ranges of management fees and performance fee terms by segment.  Please also disclose the specific terms of any individual management or performance fee arrangement that are material to an understanding of historical or future results of operations or cash flows.  Terms should be disclosed in enough detail to allow a reader to have a reasonable understanding of the impact such arrangements had or may have on results of operations and cash flows, on a consolidated and segment basis.

Response to Comment 26:

The Company has revised its disclosure on pages 122-124 of the Revised Draft Registration Statement to describe and quantify the ranges of management fees and performance fee terms by segment.  The Company advises that the Company’s “significant funds” fall within the disclosed ranges.  As such, the specific terms of management fees and performance fees have been disclosed.  In addition, the Company has revised its disclosure on pages 128-129, 132-133, 138-139, 140-141, 148, 149, 155, 156, 162 and 163 to disclose the impact of management fees and performance fees on results of operations and cash flows on a consolidated and segment basis.

27.                               Please provide a discussion about the recognition of management fees and performance fees to address the following:

•                  The measurement periods for fees (monthly, quarterly, annual);

•                  When amounts are paid;

•                  The types of situations which require repayment of amounts received;

•                  The amount of performance fees recognized, but still subject to clawback;

•                  The amount of performance fees recognized, but still subject to clawback, that have been distributed;

•                  The amount of performance fees reversed each period presented on a consolidated basis as well as by segment;

•                  Quantify the existence of any material “high water marks” whereby you will not earn incentive fees even if the fund has positive returns until it surpasses the previous high water mark; and

•                  If any individual fund had a material impact on segment management or performance fees for any period presented, or if any individual investment fund makes up a material amount of segment AUM for any period presented, the above information should also be provided for that individual fund.

Response to Comment 27:

The Company has revised its disclosure on pages 128-129, 132-133, 138-139, 140-141, 148, 149, 155, 156, 162 and 163 of the Revised Draft Registration Statement in response to the Staff’s comment.

Management Fees, page 113

28.                               We note your disclosure that ARCC’s quarterly performance fees are equal to 20.0% of its pre-incentive fee income and are classified as management fees.  Please expand your disclosure to discuss whether these performance fees are based on ARCC’s performance exceeding certain hurdles or benchmarks.  In addition, disclose, if accurate, that these performance fess are not subject to clawback.

Response to Comment 28:

In response to the Staff’s comment, the Company has clarified its disclosure on pages 122 of the Revised Draft Registration Statement that these performance fees are subject to a hurdle. The Company has also revised its disclosure on page 122 of the Revised Draft Registration Statement to indicate that these performance fees are not subject to clawback.

Expenses, page 114

Compensation and Benefits, page 114

29.                               Please expand your discussion to disclose that upon the effectiveness of this offering you will account for compensation to your senior partners as an expense and that you have reflected the related adjustment in your pro forma financial statements.

Response to Comment 29:

The Company directs the Staff to the Company’s response to Comment 18.

Non-Controlling Interests in Consolidated Funds, page 116

30.                               Please disclose your policy concerning redemptions rights of the investors in your funds.  It may be appropriate to provide such disclosures by type of investment, segment, or an individual investment fund, if material.  For example, disclose whether shareholders of funds are required to give advance notice prior to redemption and if so, the extent of notice required.  Disclose whether you have suspended redemption requests for any material fund(s).  Provide an explanation for any suspensions and when you expect to lift the suspension.

Response to Comment 30:

The Company has revised its disclosure on page 127 of the Revised Draft Registration Statement in response to the Staff’s comment. The Company advises the Staff that it does not have any suspended redemption requests for any fund.

Results of Operations, page 116

Combined and Consolidated Results of Operations, page 116

31.                               To the extent material to an understanding of your consolidated or segment results of operations, provide the following expanded disclosures:

•                  Discuss if and how changes in the investment strategies of your AUM have impacted your results;

•                  Discuss if and how changes in the investment concentrations of your AUM have impacted your results;

•                  Quantify performance fees earned by type of individual investment fund.  Discuss any increase/decrease in fees due to meeting performance targets and/or realization events from period to period.  Discuss and quantify any reversals of incentive/performance fees during the period.  Discuss and quantify any other factors affecting performance fees.  It may also be necessary to provide a detailed discussion of the funds’ underlying investments to fully explain; and

•                  Discuss any trends that will materially affect future results of operations.  These should be discussed in an appropriately balanced manner, such that readers can have an understanding of the probable future impact of the performance and activity by segment or any individual investment fund.

Response to Comment 31:

In response to the Staff’s comment, the Company has revised its disclosure on pages 115-116 of the Revised Draft Registration Statement to discuss how changes in the investment strategies and concentrations of the Company’s AUM have impacted its results. The Company has also revised its disclosure on page 123-124, 129 and 133 of the Revised Draft Revised Statement to include a detailed discussion of performance fees in response to the Staff’s comment. In addition, the Company has revised its disclosure on pages 114-116 of the Revised Draft Registration Statement expand its discussion of trends that the Company believes will materially affect future results of operations.

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012, page 117

Expenses, page 118

Compensation and Benefits, page 118

32.                               Considering the significance of your compensation and benefits expense, please expand your discussion (at both the consolidated and segment level) to also discuss changes in total compensation and benefits expense as a percentage of revenues.

Response to Comment 32:

In response to the Staff’s comment, the Company has revised its disclosure on pages 139, 141, 148, 149, 156, 157, 162 and 163 of the Revised Draft Registration Statement to present changes in compensation and benefits as a percentage of total management fees at the segment level for each period presented. The Company advises the Staff that it did not present these changes for its consolidated results because they are not meaningful due to the elimination for consolidated funds.

33.                               We note that all payments made to your senior partners are accounted for as distributions on the equity rather than as employee compensation.  Please expand your disclosure to discuss what the compensation and benefits, as well as performance fee compensation, would have been for the period presented had the compensation attributable to senior partners been treated as compensation expense.

Response to Comment 33:

The Company directs the Staff to the Company’s response to Comment 18.

Performance Fee Compensation, page 118

34.                               We note your disclosure that the decrease in performance fee compensation directly correlated with change in performance fees.  However, we note that performance fees increased 6.2% for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 while performance fee compensation decreased by 47.2% for the same period.  Please revise your disclosure to more clearly discuss the reasons for the decrease in the performance fee compensation during the period presented.

Response to Comment 34:

The Company advises the Staff that it has included financial information for the year ended December 31, 2013 throughout the Revised Draft Registration Statement and deleted financial information for the nine months ended September 30, 2012 and 2013 and the year ended December 31, 2010 throughout the Revised Draft Registration Statement.  Although changes in performance fee compensation are directly correlated with changes in performance fee reported within our segment results, this correlation does not always exist when our results are prepared on a fully consolidated basis in accordance with GAAP.  This discrepancy is caused by the fact that performance fees earned from our Consolidated Funds are eliminated upon consolidation yet no performance fee compensation is eliminated.  For the year ended December 31, 2013, performance fees increased while performance fee compensation decreased.  As such, the Company has revised its disclosure on page 130 of the Revised Draft Registration Statement in response to the Staff’s comment.

Other Income (Loss), page 119

35.                               We note your disclosure of the significant changes in the your consolidated funds that contributed to the decrease in your other income from the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012.  Please enhance your discussion and analysis of the investment activities generating these amounts to allow investors to understand the material factors affecting the amounts recognized, realized and unrealized, and any material uncertainties or trends that may impact future results.  In this regard, also discuss the gross realized gains, gross realized losses, gross unrealized gains, gross unrealized losses, gross unrealized gains reversed, and unrealized losses reversed.  It may also be necessary to provide a detailed discussion of the funds and/or the funds’ underlying investments to fully analyze the components of this line item.  Refer to Item 303(a)(3) of Regulation S-K.

Response to Comment 35:

The Company has revised its disclosure on pages 126-127, 130-132 and 134-135 of the Revised Draft Registration Statement in response to the Staff’s comment.

36.                               Please expand your disclosures to explain the nature of the underlying income and expenses related to your CLOs.

Response to Comment 36:

The Company has revised its disclosure on pages 126 of the Revised Draft Registration Statement in response to the Staff’s comment.

Year ended December 31, 2012 Compared to Year Ended December 31, 2011, page 120

37.                               Please address the above comments related to your results of operations discussion for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 in your discussion of results of operations for the years ended December 31, 2012 and December 31, 2011 compared to the years ended December 31, 2011 and December 31, 2010, respectively.

Response to Comment 37:

The Company has addressed the above comments in its discussion of results of operations for the years ended December 31, 2013 and 2012 compared to the years ended December 31, 2012 and 2011, respectively, on pages 127-135 of the Revised Draft Registration Statement.

Results of Operations by Segments, page 125

General

38.                               Please identify significant investment funds for each segment.  For those funds which materially impacted your segment revenues and economic net income (loss) for each period presented, please provide the following disclosures:

•                  A description of the underlying fund investment(s);

•                  A description of the overall strategy involved in the investment, including the timing, thresholds and significant assumptions involved in managing the investment;

•                  Fair value of the underlying investments, or individual investments material to an understanding of the fund performance;

•                  Internal rates of return; and

•                  Any other fund metrics that will provide additional meaningful information regarding your revenues recorded each period.

Response to Comment 38:

In response to the Staff’s comment, the Company has revised its disclosure on pages 146-147, 154, 161 and 167-168 to include performance and other information for each investment fund that is significant. The Company has determined that a fund that has contributed at least 1% of the Company’s total management fees for the applicable period is a significant fund, which includes ten of the Company’s investment funds across all four operating segments. The Company notes that management fees represented 84% of total fee revenue for the year ended December 31, 2013 and that such significant funds collectively represented approximately 70% of the Company’s total management fees for such period.

The Company has presented AUM and annualized returns over multiple periods, rather than fair value or the individual investments within a fund, as the Company believes these metrics provide a more meaningful indication of the significant funds’ performance and contributions to management fees and performance fees.

39.                               Please expand your discussion and analysis of your performance fees for the periods presented to provide investors with a more comprehensive explanation of the funds that materially impacted your net performance fees or that you expect to materially impact your net performance fees in the near future.  To the extent that a reduction in the amount of performance fees created in a fund has occurred during any of the periods presented, please disclose this fact along with the underlying reasons.  Further, to the extent that a material difference has occurred between the amount of performance fees created and the actual performance fees received by the fund, please disclose this fact along with the underlying reasons for the differences.

Response to Comment 39:

The Company has revised its disclosure on pages 139, 140-141, 148, 149, 155, 156, 162 and 163 in response to the Staff’s comment.

40.                               Please disclose and analyze the average percentage of management fees earned for each segment during each period presented with an explanation of any significant changes.

Response to Comment 40:

In response to the Staff’s comment, the Company has revised its disclosure on pages 138, 140, 148, 149, 155, 156, 162 and 163 of the Revised Draft Registration Statement to disclose the effective management fee rate for each segment during each period presented with an explanation of any significant change.

41.                               Please ensure that you discuss each of the significant components of performance fee revenue recorded, such as fees realized and unrealized, for each period presented.  Please also identify the specific funds the performance fees relate to.  In a similar manner, you should discuss the specific funds for which you reversed performance fees during each period presented.

Response to Comment 41:

The Company has revised its disclosure on pages 139, 140-141, 148, 149, 155, 156, 162 and 163 of the Revised Draft Registration Statement in response to the Staff’s comment.

Tradable Credit Group, page 125

42.                               Please explain that nature of “Management fees—one-time deferrals.”  Discuss any trends in this line item that may materially affect future results of operations for tradable credit group segment.

Response to Comment 42:

In response to the Staff’s comment, the Company has revised its disclosure on page 123 of the Revised Draft Registration Statement to explain the nature of “Management fees—one-time deferrals” and on page 138 of the Revised Draft Registration Statement to discuss trends that may materially affect future results of operations for the Tradable Credit Group.

Direct Lending Group, page 131

43.                               Please quantify the amount of quarterly performance fees on the investment income from ARCC that is included in the management fees of the Direct Lending Group for each period presented.

Response to Comment 43:

The Company has revised its disclosure on pages 148 and 149 of the Revised Draft Registration Statement in response to the Staff’s comment.

Reconciliation of Certain Non-GAAP Measures to Consolidated GAAP Financial Measures, page 149

44.                               On page 111, you have identified Economic Net Income, Fee related earnings, Distributable earnings and Performance related earnings as Non-GAAP Financial Measures.  Please reconcile Fee related earnings and Distributable earnings to the most comparable GAAP financial measure pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.  In this regard, we note you reconcile economic net income to fee related earnings and fee related earnings to distributable earnings.

Response to Comment 44:

In response to the Staff’s comment, the Company has revised its disclosure on pages 169-170 to provide a reconciliation of each of ENI, fee related earnings, distributable earnings and performance related earnings to net income before taxes, the most comparable GAAP financial measure pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.

Liquidity and Capital Resources, page 151

Future Sources and Uses of Liquidity, page 153

45.                               You state on page 155 that you are required to maintain minimum net capital balances for regulatory purposes in certain international jurisdictions in which you do business and for your subsidiary that operates as a broker-dealer and that these net capital requirements are met in part by retaining cash, cash-equivalents and investment securities.  As a result, you may be restricted in your ability to transfer cash between different operating entities and jurisdictions.  Please disclose whether your non-U.S. fee-generating businesses are subject to regulatory or contractual repatriation restrictions or requirements that also limit the ability to transfer cash between various international jurisdictions and the U.S.  Revise your filing to disclose the amount of liquid assets that are restricted from transfer between different operating entities and jurisdictions.

Response to Comment 45:

The Company has revised its disclosure on page 174 of the Revised Draft Registration Statement in response to the Staff’s comment. Other than the regulatory net capital and capital adequacy requirements, the Company advises the Staff that its non-U.S. fee-generating businesses are not subject to regulatory or contractual repatriation restrictions or requirements that limit the ability to transfer cash between various international jurisdictions and the United States.

Critical Accounting Policies, page 156

Fair Value Measurement, page 158

46.                               Please expand the discussion of your critical accounting policy related to fair value measurements of your AUM.  The following disclosures may be useful to investors:

•                  The portion of AUM in which you have a role in estimating fair value;

•                  The amount or percentage of AUM that are valued using (a) level I inputs, (b) level II inputs, and (c) level III inputs, as defined in ASC 820, including a description of the types of investments in each level; and

•                  A discussion of the potential risks and uncertainties associated with the fair value estimates of your AUM and how they may impact your results.

Response to Comment 46:

The Company has revised its disclosure on pages 178-179 of the Revised Draft Registration Statement in response to the Staff’s comment.

Contractual Obligations, Commitments and Contingencies, page 165

47.                               Please include disclosure for the tax receivable agreement as part of your contractual obligations table.  To the extent that you are unable to estimate the payments and/or timing of the payments, please disclose these obligations as a footnote to the contractual obligations table.

Response to Comment 47:

The Company advises the Staff that the TRA is a contingent commitment subject to numerous variables.  Among other things, the timing and magnitude of amounts that may be paid pursuant to the TRA are uncertain and outside of the control of the Company.  As such, the Company is unable to estimate the payments and/or timing of the payments. As such, the Company has revised its disclosure on page 185 of the Revised Draft Registration Statement to include a description of these obligations.

Business, page 168

Investment Groups, page 169

48.                               We note your disclosures relating to your investment groups outperforming various market indices in the years since inception.  To the extent there were years where a group did not outperform the indices, please expand your disclosures to clarify.

Response to Comment 48:

The Company advises the Staff that the Company and fund investors assess performance over multiple-year periods because certain years present more risk than others and performance in a single annual cycle does not provide a meaningful indication of actual or expected returns. The Company does not believe it would be useful to investors to show performance of its investment groups against the relevant market indices year over year and that annualized performance over a period of years is more meaningful to investors.

Diverse and Growing Investor Base, page 177

49.                               Please expand the textual disclosure to further describe your different AUM channels, including the types of investors contained within each channel.

Response to Comment 49:

The Company has revised its disclosure on page 198 of the Revised Draft Registration Statement in response to the Staff’s comment.

Summary Compensation Table for Fiscal Year 2013, page 200

50.                               With respect to “carried interest” allocations, do you plan to disclose these amounts prior to exiting the fund?

Response to Comment 50:

In response to the Staff’s comment, the Company has revised its disclosure on page 222 of the Revised Draft Registration Statement to clarify that for the NEOs who own direct “carried interest” allocations at the fund level, the Company has reported in the All Other Compensation column amounts that represent the actual cash distributions received by the NEOs in respect of such allocations.  The Company advises the Staff that it does not plan to disclose accrued “carried interest” allocations to a NEO because “carried interest” is paid only if and when there are profitable realization events relating to the underlying investments.  “Carried interest” also includes amounts accrued and allocated for distribution to the respective NEO, but not yet distributed to the NEO, as such amounts can reverse and which could be used to fund potential “clawback” obligations if they were to arise.

Our general partner’s affiliates may compete with us, page 217

51.                               We note that your partnership agreement will not prohibit your general partner’s affiliates from competing with you.  To the extent that any of your general partner’s affiliates are currently engaged in a competing business or activities or has plans to engage in a competing business or activities, please expand your disclosures to identify the affiliate(s) and the businesses or activities that they are engaged in that compete with your business.

Response to Comment 51:

The Company advises the Staff that it is not aware of any of its general partner’s affiliates that are currently engaged in, or have plans to engage in, a competing business or activities.  The Company undertakes to expand its disclosure in future filings, as applicable, if it becomes aware of any of its general partner’s affiliates engaging in, or developing plans to engage in, a competing business or activities.

Material U.S. Tax Considerations, page 241

Taxation of Ares Management, L.P. and the Ares Operating Group, page 242

52.                               Please revise to provide counsel’s opinion regarding the material aspects of Ares Management’s tax treatment.  Please note it is not sufficient to provide a description of the law by describing how partnerships are treated for tax purposes or to indicate that you will obtain a tax opinion in the future.  To the extent that the opinion is subject to uncertainty, you may provide an opinion that you should be taxed as a partnership with an explanation of any doubts that exist relating to the tax treatment.

Response to Comment 52:

In response to the Staff’s comment, the Company has filed as Exhibit 8.1 to the Revised Draft Registration Statement a form of tax opinion regarding the material aspects of the Company’s tax treatment.

53.                               Please provide a tax opinion with respect to Ares Real Estate Holdings LLC’s treatment as a REIT or provide us with an analysis supporting your determination that its status as a REIT is not material to investors.

Response to Comment 53:

The Company notes that under Item 6.01(8) of Regulation S-K under the Securities Act, an opinion with respect to tax matters is required to be filed with a registration statement on a form other than Form S-11 or those to which Securities Act Industry Guide 5 Applies where the tax consequences are material to an investor.  The Company notes that Securities Act Industry Guide 5 applies to registration statements relating to interests in real estate limited partnerships, and is inapplicable to the Registration Statement.  The Company does not believe that the tax consequences of the status of Ares Real Estate Holdings LLC as a REIT are material to investors.  Investors in the Company will not acquire interests in the REIT, which will be a newly formed entity and will remain privately held.  As such, their interest in the REIT, and in its qualification as a REIT, will be indirect as unitholders in the Company.  As disclosed in the Revised Draft Registration Statement, the failure of Ares Real Estate Holdings LLC to qualify as a REIT would subject it to U.S. federal income taxes and potentially state and local taxes, which could reduce the funds available for distribution by the Company to common unitholders.  However, the tax consequences to such investors of the failure of Ares Real Estate Holdings LLC to so qualify would not be material. Moreover, the Company notes that the funds that are expected to be held by the REIT upon completion of the offering currently represent an immaterial portion of the Company’s combined consolidated revenues, assets and liabilities.  As such, the failure of Ares Real Estate Holdings LLC to fail to qualify as a REIT would not currently subject the Company to material additional taxes.  Finally, the Company notes that the tax opinion referenced in

Comment 52 above addresses the material aspects of the Company’s tax treatment as disclosed in the Revised Draft Registration Statement, including the disclosure relating to the status of Ares Real Estate Holdings LLC as a REIT.

Financial Statements

Ares Holdings Inc. And Ares Investments LLC, page F-6

Notes to the Combined and Consolidated Financial Statements, page F-11

Note 2.  Summary of Significant Accounting Policies, page F-11

Principles of Consolidation, page F-11

54.                               We note your accounting policy disclosure beginning on page F-11 that discusses your consolidation policy in somewhat general terms but does not provide the reader with a sense of the specific types of funds with which you are involved and under which consolidation model your funds are evaluated.  Please tell us, and expand your disclosures as applicable (here or within your critical accounting policies), to discuss the types of funds, besides CLOs, that are evaluated as VIEs versus VoIEs.  In addition, explain the typical features of these funds and discuss how many of your funds (or investment entities) that are not determined to be VIEs are consolidated because you have not overcome the presumption of control (quantify the number of funds or investment entities, as well as the percentage of the total funds or investment entities).

Response to Comment 54:

The Company has revised its disclosure on pages 176-177 and F-11—14 of the Revised Draft Registration Statement in response to the Staff’s comment.

In addition, in response to the Staff’s comment, below please find a tabular presentation of the total number of funds/entities that are consolidated under the voting interest model as of each reporting period presented:

As of the year ended December 31,	Total Number of Funds/Entities	Total Consolidated Entities	Consolidated Entities as % of Total	Number of VoIEs	Consolidated VoIEs	Consolidated VoIEs as % of Total VoIEs
2013	114	75	66%	37	25	67%
2012	88	64	73%	28	20	71%
2011	72	52	72%	21	18	86%

The Company advises the Staff that 100% of the CLOs managed by the Company have been determined to be VIEs and are consolidated within the Company’s financial statements.

Non-Controlling Interests in Consolidated Entities, page F-15

55.                               We note your disclosure that non-controlling interests related to the funds that can be subject to redemption by investors have been presented as redeemable interests in consolidated funds within your Combined and Consolidated Statements of Financial

Condition.  Please expand your disclose to discuss the nature of the redeemable interests in AHI and consolidated subsidiaries disclosed within your Combined and Consolidated Statements of Financial Condition and how they differ from redeemable interest in consolidated funds.

Response to Comment 55:

In response to the Staff’s comment, the Company has revised its disclosure on pages F-85-86 of the Revised Draft Registration Statement to clarify that the New Membership Interests, inclusive of the put option feature, granted to the Indicus Partners is presented as redeemable interests in AHI, AI and consolidated subsidiaries within the Company’s financial statements.

Management Fees, page F-17

56.                               Please disclose the significant terms of your management contractual agreements by addressing the following:

•                  Disclose the typical length of time of the management agreements;

•                  The range of management fees (e.g. rate or weighted average rate) for each segment, including CLOs; and

•                  The range of management fees earned during the investment period and in the period subsequent to it.

Response to Comment 56:

The Company has revised its disclosure on pages F-17—19 of the Revised Draft Registration Statement in response to the Staff’s comment.

57.                               We note your fees generated from ARCC are classified as management fees as they are paid quarterly, are predictable and are recurring in nature.  However, we also note that fees generated from ARCC have a management component and a fee incentive component (as discussed in your risk factors on page 30 and elsewhere).  Please explain to us in greater detail why it is not more appropriate to disaggregate the classification of such fees.

Response to Comment 57:

The Company advises the Staff that management fees include a quarterly performance fee on the investment income from Ares Capital Corporation (“ARCC”), a publicly traded business development company managed by a subsidiary of the Company.  Performance fees earned on ARCC’s investment income are classified as management fees because they are predictable and recurring in nature, are not subject to repayment (or clawback) and are generally cash-settled each quarter.  Such fees have been earned and accrued quarterly since inception.

While performance fees payable on ARCC’s net investment income (“ARCC Part I Fees”) are subject to a quarterly hurdle rate, the Company has earned ARCC Part I Fees for each quarter since ARCC’s initial public offering in October 2004.  Over the last 32 quarters (from the first quarter ending March 31, 2006 through the most recent quarter ending December 31, 2013), the range of ARCC Part I Fees earned as a percentage of net asset value was 1.37% to 3.35% with an average quarterly return of 1.68% and median return of 1.60%.  The standard deviation of returns for the last 32 quarters has been 0.34%.

The Company notes that it disaggregates performance fees earned on ARCC’s net capital gains (“ARCC Part II Fees”), which are classified as performance fees on our financial statements because these fees are based on the capital gains of ARCC and are unpredictable and not recurring in nature.  Capital gains are not ARCC’s primary objective of return and vary significantly period over period.  ARCC Part II Fees are determined and payable in arrears as of the end of each calendar year only when ARCC’s cumulative aggregate realized capital gains exceed the sum of its cumulative aggregate realized capital losses and unrealized capital deprecation.  Such fees are volatile in nature, may be subject to deferral in certain circumstances, and may reverse in any period to zero, but are not subject to clawback.

Note 5.  Fair Value, page F-29

58.                               We note you disclosure on page F-30 that based on your valuation methodology you classify your CLO investments and CLO loan obligations as Level 3.  However, from the table on page F-32 it appears that majority of loans of consolidated funds are classified as Level 2.  Please tell us, and revise your disclosure as necessary, how much of these loans are consolidated as part of your CLOs and how you determined that Level 2 classification is appropriate.

Response to Comment 58:

The Company acknowledges the inconsistency in disclosure and in response to the Staff’s comment has revised its disclosure on page F-33 of the Revised Draft Registration Statement to separate CLO investments from CLO loan obligations.

The Company advises the Staff that the amount of loans attributed to its consolidated CLOs that are classified as Level II is approximately $8.9 billion.  The Company has disclosed on page F-34 of the Revised Draft Registration Statement under “Corporate debt, bonds, bank loans, securities sold short and derivative instruments” how it determines the classification of its CLO loans as Level II versus Level III and it believes that the Level II classification of these loans is appropriate.

59.                               We note that your investment disclosures starting on page F-24 (Note 4.  Investments) are presented by geography and industry.  Please revise your disclosure to apply the same level of detail (e.g., by industry) to your tabular disclosure of significant Level III inputs on page F-41, such that the valuation input ranges and weighted averages are also provided by industry.

Response to Comment 59:

In response to the Staff’s comment, the Company has revised its disclosure on pages F-46-50 of the Revised Draft Registration Statement to provide such information by industry.

60.                               We note your disclosure on page F-41 of the range of significant unobservable inputs used in the fair value measurement of Level III investments.  Given the range of assumptions, please revise your filing to also provide a weighted average of the significant unobservable inputs reported, similar to the illustration provided in ASC 82010-55-103, or provide a qualitative discussion around the distribution within the range.

Response to Comment 60:

In response to the Staff’s comment, the Company has revised its disclosure on pages F-46-49 to provide a weighted average of the significant unobservable inputs reported.

61.                               We note that the fair values of certain Level III investment are determined using broker quotes and/or third-party pricing services.  We also note your disclosures related to the valuation process for fair value measurements categorized within Level III, disclosed on page F-30.  Please enhance your disclosure to address the following:

•                  Discuss the average number of broker quotes received and whether such quotes are binding or non-binding;

•                  Describe the process you undertake to validate the broker quotes received;

•                  Confirm the broker(s) quotes you receive provide you with sufficient detail such that you are able to assess whether the pricing methodology complies with ASC 820; and

•                  Discuss how frequently you adjust the pricing of any particular security you receive from the broker/third party pricing services.

Response to Comment 61:

The Company has revised its disclosure on pages F-34 of the Revised Draft Registration Statement in response to the Staff’s comment.

62.                               We note from your disclosure in note (1) to the summary of valuation techniques and quantitative information for your Level III instruments (on page F-41) that certain investments are valued based on recent transactions adjusted based on consideration of any changes in significant unobservable inputs.  Please revise your disclosure to discuss the type of adjustments you make and the factors and information you consider when determining the appropriate adjustment to make.

Response to Comment 62:

In response to the Staff’s comment, the Company has revised its disclosure on page F-46—49 of the Revised Draft Registration Statement to more accurately reflect its methodology of using the recent transaction price as an unobservable input.  The Company advises the Staff that its initial disclosure on page F-41 of the Registration Statement noted that these investments were valued based on recent transactions adjusted based on consideration of any changes in significant unobservable inputs. However, for the periods presented, the Company did not adjust any of these prices for these or any other considerations.

63.                               We note that the fair value for certain partnership interests and fixed income liabilities, as presented in the tables on pages F-40 and F-41, was estimated using net asset value.  It is not clear to us where you have provided the minimum required disclosures of ASC 820-10-50-6A.  Please advise or revise your disclosure as necessary.

Response to Comment 63:

In response to the Staff’s comment, the Company has revised its disclosure on page F-50 of the Revised Draft Registration Statement.

Note 8.  Redeemable Interests, page F-59

64.                               To help reconcile the amounts presented in this note to the amounts reflected on your Combined and Consolidated Statement of Operations and Combined and Consolidated Statement of Changes in Equity, please separately disclose the net income attributable to non-controlling interests and redeemable non-controlling interests in consolidated funds.  In addition, please separately disclose the comprehensive income (loss) attributable to redeemable non-controlling interests in consolidated funds.

Response to Comment 64:

In response to the Staff’s comment, the Company has revised its disclosure on page F-73 of the Revised Draft Registration Statement.

Unaudited Condensed Combined Financial Statements — September 30, 2013 and 2012

65.                               Please address the above comments, as applicable, to your interim financial statements for the Nine Months Ended September 30, 2013 and 2012.

Response to Comment 65:

The Company advises the Staff that it has included audited financial statements for the year ended December 31, 2013 on pages F-6—108 of the Revised Draft Registration Statement and has deleted the unaudited condensed combined financial statements for the nine months ended September 30, 2013. The Company has considered and addressed the above comments, as applicable, in the audited financial statements for the year ended December 31, 2013.

Notes to the Combined and Consolidated Financial Statements, page F-94

Note 6.  Derivative Financial Instruments, page F-116.

66.                               We note you were required to adopt the guidance included in ASU 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities” as of January 1,

2013.  However, we were unable to locate the required disclosures for offsetting financial instruments.  Please advise or revise your disclosure as necessary.

Response to Comment 66:

In response to the Staff’s comment, the Company has revised its disclosure on page F-24-25 of the Revised Draft Registration Statement.

Exhibits, page II-2

67.                               We note that you intend to file “Form of Agreements” in lieu of your limited liability operating agreements, registration rights agreement, equity incentive plan, exchange agreement, tax receivable agreement, employment agreements and indemnification agreements.  Please tell us when you expect to enter into these agreements.  Please note that if you enter into these agreements prior to acceleration of effectiveness, you should file the actual agreements prior to effectiveness.

Response to Comment 67:

The Company acknowledges the Staff’s comment and advises the Staff that it expects to enter into final versions of the agreements listed as exhibits to the Revised Draft Registration Statement contemporaneously with the closing of the offering.  The Company undertakes to file the executed version of each of the form agreements as an exhibit to its first Current Report on Form 8-K following the closing of the offering.

* * * *

Please do not hesitate to contact me at (310) 284-5607 with any questions or comments regarding this response letter or the Revised Draft Registration Statement.  Thank you for your assistance.

Sincerely,

/s/ Philippa M. Bond

Philippa M. Bond

cc: Michael D. Weiner, Ares Management, L.P.